Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 19, 2013

VIA EDGAR

Ms. Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Miller:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 127 (“PEA 127”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 127 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 122 (“PEA 122”) filed on October 2, 2013 on Form N-1A. PEA 127 (i) reflects changes to PEA 122 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on November 19, 2013, (ii) completes certain other information not previously included in PEA 122, and (iii) includes certain other required exhibits.

PEA 127 includes one prospectus and statement of additional information for the ALPS/Westport Resources Hedged High Income Fund (the “Fund”), a new series of the Registrant. There are no disclosures within PEA 127 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 19, 2013 to PEA 122, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Ms. Amy Miller

December 19, 2013

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment: As the Fund is named “ALPS/Westport Resources Hedged High Income Fund” (emphasis added), this might lead shareholders to believe the Fund’s investments are concentrated in securities linked to natural resources. Please either revise the Fund’s name or clarify the disclosure in the registration statement in order to avoid potential confusion in this regard.

Registrant’s Response: The Registrant confirms that the use of the word “Resources” in the name of the Fund refers to the name of the co-investment adviser, Westport Resources Management, Inc. The short form reference to the co-investment adviser will be revised to “Westport Resources” throughout, as opposed to “Westport,” in order to consistently convey that the reference to “Resources” refers to the name of the co-investment adviser rather than an investment strategy linked to natural resources.

The Registrant has also considered the applicability of Rule 35d-1 to other elements of the Fund name, and believes that the Fund name does not necessitate an 80% investment policy. The use of the word “income” in the Fund name is intended to convey an emphasis on the achievement of current income, consistent with the Fund’s stated investment objective, and is not intended to suggest a focus on a particular type of investment. The Registrant believes its view with respect to the applicability of Rule 35d-1 with the Staff guidance articulated in “Frequently Asked Questions about Rule 35d-1 (Investment Company Names).” The Registrant further believes that the word “hedged” in the Fund’s name likewise does not necessitate an 80% investment policy, for reasons similar to those described above (i.e., because the use of the word is intended to convey an emphasis on investment strategy as opposed to any particular type of instrument).

2.

Staff Comment: Please provide the completed Annual Fund Operating Expenses table included under Fees and Expenses of the Fund in the Summary section to the Staff via e-mail prior to the effectiveness of PEA 127.

Registrant’s Response: The completed Annual Fund Operating Expenses table for the Fund is included in the draft Prospectus enclosed herewith.

3.

Staff Comment: Please confirm Westport Resources Management, Inc.’s (“Westport Resources”) agreement to waive fees and/or reimburse expenses as described in footnote (4) to the Fund’s Annual Fund Operating Expenses table in the Summary section of the Prospectus will be filed as an exhibit to PEA 127.

Registrant’s Response: The Registrant confirms that the agreement to waive fees and/or reimburse expenses as described in footnote (4) to the Fund’s Annual Fund Operating Expenses table will be filed as an exhibit to PEA 127.

Ms. Amy Miller

December 19, 2013

4.

Staff Comment: Please confirm that the following reference in footnote (4) to the Fund’s Annual Fund Operating Expenses table in the Summary section of the Prospectus is not meant to indicate that Westport Resources may recoup fees waived and/or expenses reimbursed more than three years after the applicable year through amendment of its agreement to waive fees and/or reimburse expenses:

“Westport will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement.” (emphasis added)

Registrant’s Response: The Registrant confirms that the reference included in the comment is not meant to indicate that Westport Resources may recoup fees waived and/or expenses reimbursed more than three years after the applicable year through an amendment of its agreement to waive fees and/or reimburse expenses.

5.

Staff Comment: In the Principal Investment Strategies of the Fund in the Summary section, please clarify the statement that the Fund will seek to achieve its investment objective by investing “…primarily all of its assets in strategies, including, but not limited to, hedged and long-short strategies….” (emphasis added)

Registrant’s Response: The Registrant will revise the disclosure included in the Principal Investment Strategies of the Fund to clarify the particular securities in which the Fund may invest, as part of the investment strategies intended to be used for the Fund.

6.

Staff Comment: In the Principal Investment Strategies of the Fund portion in the Summary section, please specifically clarify the nature of the “hedging” techniques to be used for the Fund, including possibly reorganizing the discussion related to such “hedging” techniques.

Registrant’s Response: The Registrant will revise the disclosure included in the Principal Investment Strategies of the Fund in order to clarify the nature of the “hedging” techniques intended to be used in connection with the Fund.

7.	Staff Comment: Please also include the following statement from the Fund’s Statutory Prospectus in the Principal Investment Strategies of the Fund portion of the Summary section:

“It is expected that the Fund will keep its average duration equal to or below 3 years.”

Registrant’s Response: The statement referred to in the comment will also be included by the Registrant in the Principal Investment Strategies of the Fund portion of the Summary section.

Ms. Amy Miller

December 19, 2013

8.

Staff Comment: Please consider removing certain details, including information pertaining to the roles of the respective Co-Investment Advisers and the pending exemptive application, from the Summary section of the Fund’s Prospectus.

Registrant’s Response: The Registrant will delete certain limited disclosure in the Summary section of the Prospectus, but believes the remainder of the disclosure continues to be appropriate.

9.

Staff Comment: To the extent the Fund has included an entry for the risks associated with a particular security in the Principal Risks of the Fund section of the Prospectus, please confirm that the Fund’s Principal Investment Strategies of the Fund section also includes disclosure regarding the possible investment in such securities.

Registrant’s Response: The Registrant confirms that the Principal Risks included remain appropriate as a result of the Principal Investment Strategies of the Fund.

10.

Staff Comment: With respect to the derivatives disclosure included in the Principal Risks section, including Credit Default Swap Risk, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Registrant’s Response: The Registrant believes the disclosure in in the Prospectus pertaining to the derivatives intended to be used by the Fund is consistent with the Staff letter referred to in the comment.

11.

Staff Comment: In the “Fixed-Income Risk” entry of the Fund’s Principal Risks, please consider adding reference to (i) the expected average duration of the Fund’s portfolio and (ii) interest rate risk.

Registrant’s Response: The Registrant will include additional disclosure regarding interest rate risk, but believes the expected average duration of the Fund’s portfolio continues to be appropriate as part of the Fund’s Principal Investment Strategies.

12.

Staff Comment: Please consider moving the following disclosure from under the caption of the Prospectus entitled “What are the Principal Risks of Investing in the Fund?” to the end of the Purchase and Sale of Fund Shares portion of the Summary section:

“The shares offered by this Prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. Government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.”

Ms. Amy Miller

December 19, 2013

Registrant’s Response: In response to the comment, the Registrant will relocate to disclosure to the end of the “Principal Risks of the Fund” portion in the Summary section of the Prospectus.

13.

Staff Comment: Under the caption of the Prospectus entitled, “What are the Fund’s Principal Investment Strategies?” please clarify the disclosure specifying the “fixed-income related securities” in which the Fund may invest.

Registrant’s Response: The Registrant will revise the disclosure in order to emphasize the distinction between “fixed-income” and “fixed-income related securities” in response to the comment.

14.

Staff Comment: In the caption entitled, “What are the Fund’s Principal Investment Strategies?” please include an example of the effect of an increase in interest rates of one percent on a fund with an average duration of three years.

Registrant’s Response: The Registrant will include an example of the effect of such an increase in interest rates in response to the comment.

15.

Staff Comment: Under the caption entitled “What are the Fund’s Non-Principal Investment Strategies?” please clarify the reference to the potential impact of the Fund’s defensive positioning to include disclosure that the Fund may not achieve its investment objective while the Fund is in a defensive position.

Registrant’s Response: The Registrant will revise the disclosure in response to the comment.

16.

Staff Comment: In the section of the Prospectus entitled “Portfolio Managers,” please include disclosure indicating those portfolio managers serving in a lead role, and those serving in a joint capacity, with respect to each portion of the Fund under their management.

Registrant’s Response: The Registrant will revise the disclosure in response to the comment.

17.

Staff Comment: In the section of the Prospectus entitled “Portfolio Managers,” please include the business experience included for each portfolio manager for only the previous five years, in accordance with Item 10 of Form N-1A.

Registrant’s Response: The Registrant will revise the disclosure in response to the comment.

18.

Staff Comment: In the section of the Prospectus entitled “Buying, Exchanging and Redeeming Shares,” under the caption entitled “Sales Charge When You Purchase,” please include a brief explanation in the summary table of share class features which indicates why Class A shares may be more appropriate for long-term investors and Class C shares are more appropriate for short-term investors.

Ms. Amy Miller

December 19, 2013

Registrant’s Response: The Registrant will revise the disclosure in response to the comment.

19.

Staff Comment: In the section of the Prospectus entitled “Buying, Exchanging and Redeeming Shares,” under the caption entitled “Class A Shares,” please provide a brief definition in a footnote to the table explaining the reference to “Dealer Concession.”

Registrant’s Response: The Registrant will revise the disclosure in response to the comment.

20.	Staff Comment: Please correct the name of the Fund included in the heading to the Privacy Policy included with the Prospectus.

Registrant’s Response: The Registrant will revise the disclosure regarding the Fund’s Privacy Policy in response to the comment.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

21.

Staff Comment: In the section of the Statement of Additional Information entitled “Additional Information About the Fund’s Investment Activities and Risks,” please distinguish between Principal and Non-Principal strategies, security types and/or risks, as applicable.

Registrant’s Response: The Registrant respectfully notes that Item 16(b) of Form N-1A instructs registrants to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies” without requiring that those investment strategies be affirmatively categorized as either “principal” or “non-principal”. Consequently, the Registrant believes that the current presentation in “Additional Information About the Fund’s Investment Activities and Risks” is appropriately responsive to the requirements of Form N-1A and confirms that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A.

22.

Staff Comment: In connection with the section of the Statement of Additional Information entitled “Additional Information About the Fund’s Investment Activities and Risks,” under the caption entitled “Credit Default Swaps,” please confirm on a supplemental basis via EDGAR correspondence that the Fund will use notional value to cover its investment exposure when it is the seller of a credit default swap contract as described therein.

Registrant’s Response: The Registrant has confirmed, based on information provided by the co-investment adviser, that selling credit default swap contracts is not intended to be a part of the investment strategies used for the Fund. As a result, the relevant disclosure will be deleted from the Statement of Additional Information.

Ms. Amy Miller

December 19, 2013

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP